SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

10 January 2002

BY EXPRESS MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02015106

SUPPL

Dear Sirs

Roly International Holdings Ltd.
- **Roly appointed exclusive buying agent of Warnaco Inc. in Asia for next three years**
- **The Warnaco Group, Inc. and Roly International Holdings Ltd. Joint News Release – Announce Agreement**

Please be advised that the attached announcements regarding the above matter were submitted to the Singapore Exchange Securities Trading Limited on 9 January 2002.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Brenda Cheung
Company Secretary

Encl.

dlw 2/14

MASNET No. 72 OF 09.01.2002
Announcement No. 73

ROLY INTERNATIONAL HOLDINGS LTD

Roly appointed exclusive buying agent of Warnaco Inc. in Asia for next three years

The directors of Roly International Holdings Ltd. ("Company") are pleased to announce that its wholly-owned subsidiary, Merchandise Creative, Inc. ("MCI"), has been appointed as the exclusive buying agent in Asia for Warnaco Inc. (U.S. OTC:WACGQ.OB) ("Warnaco").

Pursuant to the engagement, MCI, an entity within the Linmark Westman Group ("Linmark"), will assume sourcing responsibilities currently performed by Warnaco (HK) Ltd. for sourcing of apparel or soft goods under various trademarks: "Calvin Klein® Jeans", "Calvin Klein® Kids", "Chaps by Ralph Lauren®" and "Speedo®" in Asia for the next three years until January 2005.

Warnaco, a leading contract apparel manufacturer based in New York, U.S., is currently undergoing reorganisation under Chapter 11 of the United States Bankruptcy Code. The exclusive buying agency arrangement is subject to the United States Bankruptcy Court's final approval.

As a buying agent, MCI's effort will be compensated by a buying commission calculated by reference to the volume of shipment handled.

The exclusive buying agency arrangement with Warnaco is expected to generate additional shipment volume of approximately US$27.0 million for the financial year ending 30 April 2002. For the financial year ended 30 April 2001, Linmark recorded a total shipment volume handled of US$480.1 million, generating buying commission gross revenue of US$32.5 million.

The directors expect that the exclusive buying agency arrangement with Warnaco with have no material impact on the net tangible assets and earnings per share of the Group for the financial year ending 30 April 2002.

None of the directors or substantial shareholders of the Company has any interests, direct or indirect, in the transactions disclosed above.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 09/01/2002 to the SGX

MASNET No. 73 OF 09.01.2002
Announcement No. 74

ROLY INTERNATIONAL HOLDINGS LTD

The Warnaco Group, Inc. and Roly International Holdings Ltd. Joint News Release - Announce Agreement

NEW YORK/SINGAPORE – January 9, 2002 – Roly International Holdings Ltd. (SGX:ROLY) and The Warnaco Group, Inc. (OTC:WACGQ.OB) today announced that they have entered into a buying agency agreement and certain related agreements pursuant to which Roly's Hong Kong–based subsidiary Linmark Westman Group (acting through its subsidiary, Merchandise Creative, Inc.) would serve as the exclusive buying agent in Asia for certain of Warnaco's brands including Calvin Klein® Jeans, Chaps by Ralph Lauren® and Speedo®.

On June 11, 2001 Warnaco and certain of its subsidiaries voluntarily petitioned for protection under Chapter 11 of the United States Bankruptcy Code with the U.S. Bankruptcy Court of the Southern District of New York. The agreements are subject to U.S. Bankruptcy Court approval.

"Warnaco is an established apparel manufacturer which owns or licenses some of the most well-known brand names. The appointment of MCI/Linmark as their exclusive buying agent in Asia underscores the confidence Warnaco has in the Roly Group as one of Asia's leading global supply chain management groups, and its established infrastructure and network," said Mr. Wang Lu Yen, Chairman of the Roly Group.

~ ENDS ~

About Roly International Holdings Ltd.

Listed on the Main Board of the Singapore Exchange, the Roly International Group provides a total range of value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through the Linmark Group. In addition, the Group distributes home décor and craft-related products as well as licensed products, such as children's apparel, footwear, fashion accessories, electronic tools and toys. For the Financial Year ended April 30, 2001, the Group's operating profit before tax and exceptional items (EBITDA) rose 18.8% to US$14.4 million (S$26.1 million) on the back of turnover of US$153.6 million (S$278.3 million), an increase of 18.3% of the continuing operations.

About The Warnaco Group, Inc.

The Warnaco Group, Inc., headquartered in New York, is a leading manufacturer of intimate apparel, menswear, jeanswear, swimwear, men's and women's sportswear, better dresses, fragrances and accessories sold under such brands as

Bodyslimmers®, Chaps by Ralph Lauren®, Calvin Klein® men's and women's underwear, men's accessories, and men's, women's, junior women's and children's jeans, Speedo®/Authentic Fitness® men's, women's and children's swimwear, sportswear and swimwear accessories, Polo by Ralph Lauren® women's and girls' swimwear, Oscar de la Renta®, Anne Cole Collection®, Cole of California® and Catalina® swimwear, A.B.S.® Women's sportswear and better dresses and Penhaligon's® fragrances and accessories.

For more information, please contact:

For The Warnaco Group, Inc.
Robert Mead
Gavin Anderson & Company
220 East 42nd Street 4th Floor
New York, NY 10017
Tel: 212-515-1960
Fax: 212-515-1969

For Roly International Holdings Ltd.
Ms Janet Lee
WeR1 Consultants Pte Ltd
29 Scotts Road
Singapore 228224
Tel: 65-7374844
Fax: 65-7374944

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 09/01/2002 to the SGX